UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on December 11, 2023, Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (“Star Bulk” or the “Company”), Star Infinity Corp., a Republic of the Marshall Islands corporation and wholly-owned subsidiary of Star Bulk (“Merger Sub”), and Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (“Eagle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). The Eagle Merger was completed on April 9, 2024 following the satisfaction or waiver of customary closing conditions as set forth in the Merger Agreement, including approval by Eagle shareholders and receipt of applicable regulatory approvals. Pursuant to the terms of the Merger Agreement, each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

This report on Form 6-K is being filed to provide certain additional historical financial statements of Eagle and pro forma financial information of the Company required by Rule 3-05 and Article 11 of Regulation S-X.

This report on Form 6-K includes the following financial statements:

(i)
in exhibit 99.1, the unaudited consolidated balance sheet of Eagle as of March 31, 2024 and the related unaudited consolidated statements of operations, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the three-month periods ended March 31, 2024 and 2023, together with the notes thereto.

(ii)
in exhibit 99.2, the unaudited pro forma condensed combined income statement of the Company for the year ended December 31, 2024, which gives effect to the Eagle Merger as if it had been consummated on January 1, 2024 (the “pro forma condensed combined income statement”). The pro forma condensed combined income statement is based upon, derived from and, where applicable, should be read in conjunction with the following: (i) the historical audited consolidated financial statements of Star Bulk, which are available in Star Bulk’s Annual Report on Form 20‑F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2025, and (ii) the historical unaudited consolidated statements of operations of Eagle for the three-month period ended March 31, 2024, included in this Form 6‑K in Exhibit 99.1.

The unaudited pro forma condensed combined income statement has been prepared for illustrative purposes only and does not purport to represent the actual results of operations of the Company. It is based on available measures and certain assumptions and is not necessarily indicative of the results that would have been achieved had the Eagle Merger occurred on the date indicated. In addition, the unaudited pro forma condensed combined income statement does not purport to project the future operating results of the Company. Future results may vary significantly from the results reflected because of various factors.

INCORPORATION BY REFERENCE

The exhibits to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-264226) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period;
●	the possibility that additional unexpected costs or difficulties related to the integration of the Company and Eagle’s operations will be greater than expected;
●	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
●	the strength of world economies;
●	the stability of Europe and the Euro;
●	fluctuations in currencies, interest rates and foreign exchange rates;
●	business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics;
●	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;
●	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
●	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
●	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
●
the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

●	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets;
●
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization and/or regional/national imposed by regional authorities such as the European Union or individual countries;

●	potential cyber-attacks which may disrupt our business operations;
●
general domestic and international political conditions or events, including “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden;

●	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
●
our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●
potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

●	the availability of financing and refinancing;
●	the failure of our contract counterparties to meet their obligations;
●	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;
●	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
●	vessel breakdowns and instances of off-hire;

●	potential exposure or loss from investment in derivative instruments;
●	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
●	our ability to complete acquisition transactions as and when planned and upon the expected terms;
●	the impact of port or canal congestion or disruptions; and
●	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2024, filed with the SEC on March 19, 2025.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, whether as a result of new information, future events, a change in the Company’s views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2025

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1
Unaudited consolidated balance sheet of Eagle Bulk Shipping Inc. as of March 31, 2024 and the related unaudited consolidated statements of operations, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the three-month periods ended March 31, 2024 and 2023, together with the notes thereto

99.2	Unaudited pro forma condensed combined income statement of Star Bulk Carriers Corp. for the year ended December 31, 2024